Exhibit 99.1

TRX Gold Corporation

Interim Condensed Consolidated

Financial Statements

(Unaudited)

For the three months ended

November 30, 2025 and 2024

TRX Gold Corporation

Interim Condensed Consolidated Statements of Financial Position

(Unaudited)

(Expressed in Thousands of US Dollars)

	Note	November 30, 2025	August 31, 2025
Assets
Current assets
Cash		$9,162	$7,770
Amounts receivable	4	7,736	3,818
Prepayments and other assets	5	1,654	1,237
Inventories	6	17,330	13,018
Total current assets		35,882	25,843
Other long-term assets	4	4,359	3,916
Mineral property, plant and equipment	7	89,312	87,493
Total assets		$129,553	$117,252
Liabilities
Current liabilities
Amounts payable and accrued liabilities		$15,194	$18,164
Income tax payable	8	3,945	753
Deferred revenue	9	4,131	3,408
Current portion of lease liabilities	10	1,417	1,201
Current portion of borrowings	24	332	-
Derivative financial instrument liabilities	11	8,011	1,011
Total current liabilities		33,030	24,537
Lease liabilities	10	1,814	1,606
Deferred income tax liability		18,029	15,670
Borrowings	24	997	-
Provision for reclamation		1,186	1,151
Total liabilities		55,056	42,964
Equity
Share capital	13	169,112	168,001
Share-based payments reserve	14	8,417	8,778
Warrants reserve	15	1,655	1,700
Accumulated deficit		(125,374)	(121,206)
Equity attributable to shareholders		53,810	57,273
Non-controlling interest	16	20,687	17,015
Total equity		74,497	74,288
Total equity and liabilities		$129,553	$117,252

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

2

Interim Condensed Consolidated Statements of (Loss) Income and Comprehensive (Loss) Income

(Unaudited)

(Expressed in Thousands of US Dollars, except per share amounts)

		Three months ended November 30,
	Note	2025	2024
Revenue	21	$25,117	$12,528

Cost of sales
Production costs		(8,024)	(5,846)
Royalty		(1,769)	(942)
Depreciation		(1,109)	(906)
Total cost of sales		(10,902)	(7,694)
Gross profit		14,215	4,834
General and administrative expenses	18	(1,691)	(1,425)
Change in fair value of derivative financial instruments	11	(7,000)	819
Foreign exchange losses		(658)	(77)
Interest and other expenses	19	(334)	(321)
Income before tax		4,532	3,830
Income tax expense	8	(5,028)	(1,693)
Net (loss) income and comprehensive (loss) income		$(496)	$2,137

Net (loss) income and comprehensive (loss) income attributable to:
Shareholders	12	$(4,168)	$981
Non-controlling interest	16	3,672	1,156
Net (loss) income and comprehensive (loss) income		$(496)	$2,137

(Loss) earnings per share attributable to shareholders
Basic and diluted (loss) earnings per share	12	$(0.01)	$0.00

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

3

TRX Gold Corporation

Interim Condensed Consolidated Statements of Changes in Equity

(Unaudited)

(Expressed in Thousands of US Dollars, except share amounts)

	Share Capital		Reserves
	Number of Shares	Amount	Share-based payments	Warrants	Accumulated deficit	Shareholders' equity	Non- controlling interest	Total equity

Balance at August 31, 2024	280,190,736	$165,945	$9,151	$1,700	$(121,893)	$54,903	$11,136	$66,039
Shares issued for share-based payments (Note 14)	519,215	368	(370)	-	-	(2)	-	(2)
Share-based compensation expense (Note 14)	-	-	189	-	-	189	-	189
Net income for the period	-	-	-	-	981	981	1,156	2,137
Balance at November 30, 2024	280,709,951	$166,313	$8,970	$1,700	$(120,912)	$56,071	$12,292	$68,363
Shares issued for share-based payments (Note 14)	4,151,944	1,688	(1,686)	-	-	2	-	2
Share-based compensation expense (Note 14)	-	-	2,272	-	-	2,272	-	2,272
Witholding tax impact on share-based payments	-	-	(778)	-	-	(778)	-	(778)
Net (loss) income for the period	-	-	-	-	(294)	(294)	4,723	4,429
Balance at August 31, 2025	284,861,895	$168,001	$8,778	$1,700	$(121,206)	$57,273	$17,015	$74,288
Shares issued for share-based payments (Note 14)	351,571	142	(115)	-	-	27	-	27
Share-based compensation expense (Note 14)	-	-	258	-	-	258	-	258
Shares issued for cash (Notes 13 and 14)	19,408	16	-	-	-	16	-	16
Stock options exercised (Notes 13 and 14)	1,422,223	775	(363)	-	-	412	-	412
Warrants exercised (Notes 13 and 14)	301,538	178	-	(45)	-	133	-	133
Witholding tax impact on share-based payments	-	-	(141)	-	-	(141)	-	(141)
Net (loss) income for the period	-	-	-	-	(4,168)	(4,168)	3,672	(496)
Balance at November 30, 2025	286,956,635	$169,112	$8,417	$1,655	$(125,374)	$53,810	$20,687	$74,497

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

4

TRX Gold Corporation

Interim Condensed Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in Thousands of US Dollars)

		Three months ended November 30,
	Note	2025	2024
Operating
Net (loss) income		$(496)	$2,137
Adjustments for items not involving cash:
Non-cash items	23	11,863	1,547
Changes in non-cash working capital:
Increase in amounts receivable		(3,744)	(209)
Increase in inventories		(3,877)	(446)
(Increase) decrease in prepaid and other assets		(418)	31
(Decrease) in amounts payable and accrued liabilities		(2,432)	(87)
Increase (decrease) in income tax payable		3,124	(592)
Cash provided by operating activities		$4,020	$2,381

Investing
Exploration and evaluation assets and expenditures		$(112)	$(431)
Purchase of mineral property, plant and equipment		(3,468)	(3,155)
Increase in other long-term assets		(443)	(114)
Cash used in investing activities		$(4,023)	$(3,700)

Financing
Borrowings		$1,329	$-
Proceeds from stock options and warrants exercised		572	-
Proceeds from shares issued for cash	13	16	-
Withholding taxes on settlement of share-based payments		(141)	(2)
Lease payments	10	(381)	(223)
Cash provided (used) in financing activities		$1,395	$(225)

Net increase (decrease) in cash		$1,392	$(1,544)
Cash at beginning of the period		7,770	8,331
Cash at end of the period		$9,162	$6,787

Taxes paid in cash	8	$-	$994
Interest paid on leases	10	$88	$70

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

5

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended November 30, 2025 and 2024

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

1.	Nature of operations

TRX Gold Corporation (“TRX Gold” or the “Company”) was incorporated in the Province of Alberta on July 5, 1990 under the Business Corporations Act (Alberta). On March 27, 2025, the Company completed its continuance from the jurisdiction of the Province of Alberta into the Province of British Columbia under the Business Corporations Act (British Columbia) (“Continuance”). The Company’s principal business activity is the exploration, development and production of mineral property interests in the United Republic of Tanzania (“Tanzania”).

Subsequent to the Continuance, the Company’s registered office is 550 Burrard Street, Suite 2501, Vancouver, British Columbia, V6C 2B5, Canada. The Company’s principal place of business is 277 Lakeshore Road E, Suite 403, Oakville, Ontario, L6J 6J3, Canada.

The Company’s common shares are listed on the Toronto Stock Exchange in Canada (TSX: TRX) and NYSE American in the United States of America (NYSE American: TRX).

The Company is primarily focused on development and mining operations, exploring, and evaluating its mineral properties. The business of exploring and mining for minerals involves a high degree of risk. The underlying value of the mineral properties is dependent upon the existence and economic recovery of mineral resources and reserves, the ability to raise long-term financing to continue the development of the properties, government policies and regulations, and upon future profitable production or, alternatively, upon the Company’s ability to dispose of its interest on an advantageous basis; all of which are uncertain.

2.	Basis of preparation

a)	Statement of compliance

The Company’s unaudited interim condensed consolidated financial statements have been prepared in accordance with IFRS Accounting Standards 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”). These interim condensed consolidated financial statements follow the same accounting policies and methods of application as the Company’s most recent annual consolidated financial statements. Accordingly, they do not include all disclosures required by the IFRS for financial statements and should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2025.

These unaudited interim condensed consolidated financial statements were approved by the Board of Directors of the Company on January 12, 2026.

b)	Basis of presentation and measurement

All amounts in these consolidated financial statements are presented in United States dollars and rounded to the nearest thousand unless otherwise stated. Reference herein of $ or USD is to United States dollars and C$ or CAD is to Canadian dollars. These unaudited interim condensed consolidated financial statements have been prepared on a going concern basis under the historical cost convention, except for certain financial assets and liabilities which are measured at fair value as disclosed in Note 20.

3.	Material accounting policies, judgments and estimates

The accounting policies, judgements, and estimates applied in these unaudited interim condensed consolidated financial statements are consistent with those set out in Notes 3 and 4 of the Company’s annual consolidated financial statements for the year ended August 31, 2025.

6

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended November 30, 2025 and 2024

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

Future changes in accounting policies not yet effective in the current period

Presentation and Disclosure in Financial Statements (IFRS 18)

On April 9, 2024, the IASB issued IFRS 18 - Presentation and Disclosure in Financial Statements (“IFRS 18”) to improve reporting of financial performance. IFRS 18 replaces IAS 1 Presentation of Financial Statements. It carries forward many requirements from IAS 1 unchanged. IFRS 18 introduces significant changes to the structure of a company’s income statement and transparency in the presentation of management's non-IFRS performance measures and less aggregation of items into large and single numbers. IFRS 18 applies for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted. The Company will adopt the amendment on the date it becomes effective and based on the currently available information. The Company is currently evaluating the impact of the amendment on its consolidated financial statements.

Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)

In May 2024, the IASB issued amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures. The amendments clarify the date of recognition and derecognition of financial assets and liabilities, clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest criterion, add new disclosures for financial instruments with contractual terms that can change cash flows, and update the disclosure for equity investments designated at FVOCI. The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier adoption permitted. The Company is currently assessing the impact of the amendments.

7

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended November 30, 2025 and 2024

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

4.	Amounts receivable

	November 30, 2025	August 31, 2025
Receivable from precious metal sales	$2,530	$20
Sales tax receivable (1)	9,083	7,246
Other	482	468
Other receivable	12,095	7,734
Less: Long-term portion of Sales tax receivable (1)	(4,359)	(3,916)
Total amounts receivable	$7,736	$3,818

(1)	Sales tax receivables consist of harmonized services tax and value added tax (“VAT”) due from Canadian and Tanzanian tax authorities, respectively. Tanzanian tax regulations allow for VAT receivable to be refunded or set-off against other taxes due to the Tanzania Revenue Authority ("TRA"). The Company has historically experienced delays in receiving payment or confirmation of offset against other taxes. The Company is in communication with the TRA and there is an expectation for either cash payments or offsetting of VAT receivable against other taxes in the future. VAT which the Company does not expect to recover within the next 12 months has been classified as long- term assets.

The Company held no collateral for any receivables. During the three months ended November 30, 2025, the Company recovered $nil (2024 - $0.9 million) of VAT from the TRA in cash or offsets against other taxes.

5.	Prepayments and other assets

	November 30, 2025	August 31, 2025
Prepaid expenses and deposits	$1,436	$1,019
Deferred financing costs	218	218
Total prepayments and other assets	$1,654	$1,237

6.	Inventories

	November 30, 2025	August 31, 2025
Ore stockpile	$12,860	$9,088
Gold in-circuit	872	988
Gold doré	24	11
Total precious metals inventories	13,756	10,087
Supplies	3,574	2,931
Total inventories	$17,330	$13,018

8

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended November 30, 2025 and 2024

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

7.	Mineral property, plant and equipment

	Exploration and evaluation expenditures(1)	Mineral properties	Processing plant and related infrastructure(2)	Machinery and equipment(3)	Right-of-use assets	Other(4)	Total
Cost
As at August 31, 2025	$3,194	$52,918	$34,510	$3,044	$5,047	$353	$99,066
Additions	112	-	3,105	38	108	14	3,377
As at November 30, 2025	$3,306	$52,918	$37,615	$3,082	$5,155	$367	$102,443
Accumulated depreciation
As at August 31, 2025	$-	$6,143	$2,923	$1,509	$896	$102	$11,573
Depreciation	-	1,000	174	137	242	5	1,558
As at November 30, 2025	$-	$7,143	$3,097	$1,646	$1,138	$107	$13,131
Net book value
As at August 31, 2025	$3,194	$46,775	$31,587	$1,535	$4,151	$251	$87,493
As at November 30, 2025	3,306	45,775	34,518	1,436	4,017	260	89,312

(1)	Represents exploration and evaluation expenditures related to the Anfield and Stamford Bridge deposits on the Buckreef property.
(2)	Includes construction in progress of $6.1 million (August 31, 2025 - $3.7 million).
(3)	Includes automotive and computer equipment and software.
(4)	Includes leasehold improvements.

As at November 30, 2025, the Company had contractual commitments for capital expenditures of $0.7 million (August 31, 2025 - $2.2 million).

8.	Income tax

Taxation on income comprises current and deferred income tax. Current income tax is generally the expected tax payable on the taxable income for the year calculated using rates enacted or substantively enacted at the statements of financial position date in the countries where the Company’s subsidiaries operate and generate taxable income.

The corporate income tax rate in Tanzania remained unchanged from the prior year at 30%. Under Tanzanian tax legislation, a company may utilize tax loss carry forwards to offset up to 60% (2024 – 60%) of taxable income in a given year, with the remaining 40% (2024 – 40%) subject to income tax at the statutory rate of 30%. Accordingly, until tax loss carry forwards are fully utilized, Buckreef Gold Company Limited (“Buckreef”) is subject to an effective income tax rate of approximately 12% (2024 – 12%).

During the three months ended November 30, 2025, Buckreef fully utilized its remaining Tanzanian tax loss carry forwards of approximately $1.9 million.

9

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended November 30, 2025 and 2024

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

Deferred income tax is recognized using the liability method, based on temporary differences between consolidated financial statements carrying amounts of assets and liabilities and their respective income tax bases. The carrying value of Buckreef’s Mineral Property, Plant and Equipment is higher than their tax written down values due to historical mining incentives in Tanzania and accelerated depreciation for tax purposes. The taxable temporary difference between the carrying value of Mineral Property, Plant and Equipment and its tax basis in excess of available tax loss carryforwards resulted in a deferred tax liability.

The components of income tax expenses recorded are as follows:

	For the three months ended November 30,
	2025	2024
Income tax expense	$3,124	$402
Deferred tax expense	1,904	1,291
Net income tax expense	$5,028	$1,693

9.	Deferred revenue

On January 7, 2025, the Company entered into a Gold Prepayment Facility with Auramet International, Inc. (“Auramet Gold Prepayment Facility”) through which Buckreef may, at its discretion, sell up to an aggregate amount of 1,000 ounces of gold, up to 21 calendar days prior to deliver, on a revolving basis for a one-year term.

On September 25, 2025, the Company amended the terms of the Auramet Gold Prepayment Facility to sell up to an aggregate amount of 1,500 ounces of gold for three months.

Amount
As at August 31, 2025	$3,408
Drawdown	16,471
Accretion of deferred revenue (Notes 19 and 23)	59
Revenue recognized	(15,807)
As at November 30, 2025	$4,131

As at November 30, 2025, the Company had 987 gold ounces outstanding under the Auramet Gold Prepayment Facility.

10

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended November 30, 2025 and 2024

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

10.	Lease liabilities

Lease liabilities are measured at the discounted value of future lease payments using the lease-specific incremental borrowing rate. Lease payments are apportioned between interest expense and the reduction of the liability. Interest expense is based on the lease-specific incremental borrowing rate at the commencement date of the lease. The incremental borrowing rate differs between each category of asset, location of asset and the duration of the lease. The Company’s lease liabilities primarily comprise of leases of mobile and other equipment for use in Buckreef’s mining operations.

The carrying amounts of lease liabilities and movements during the period were:

Amount
As at August 31, 2025	$2,807
Additions	720
Accretion of lease liabilities (Notes 19 and 23)	88
Lease payments	(381)
Foreign exchange gain	(3)
As at November 30, 2025	$3,231

	November 30, 2025	August 31, 2025
Current portion of lease liabilities	$1,417	$1,201
Lease liabilities	1,814	1,606
Balance at end of period	$3,231	$2,807

The following amounts are recognized in the statement of (loss) income and comprehensive (loss) income:

	For the three months ended November 30,
	2025	2024
Depreciation expense for right-of-use assets (Note 7)	$242	$162
Accretion of lease liabilities (Notes 19 and 23)	88	70
Total amount	$330	$232

11

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended November 30, 2025 and 2024

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

As at November 30, 2025, the Company had the following lease commitments:

Amount
Not later than one month	$143
Later than one month and not later than three months	285
Later than three months and not later than one year	1,300
Later than one year and not later than five years	1,903
Total undiscounted lease commitments	$3,631

As at November 30, 2025, the carrying value of right-of-use assets amounted to $4.0 million (August 31, 2025 - $4.2 million). Equipment under lease contracts are depreciated over their useful lives as the purchase price at the end of the lease term is immaterial.

11.	Derivative financial instrument liabilities

	November 30, 2025	August 31, 2025
Derivative warrant liabilities	$8,011	$1,011
Total derivative financial instrument liabilities	$8,011	$1,011

a)	Derivative warrant liabilities

Amount
As at August 31, 2025	$1,011
Change in fair value (Note 23)	7,000
As at November 30, 2025	$8,011

Derivative warrant liabilities of $8.0 million will only be settled by issuing equity of the Company. For the three months ended November 30, 2025, fair value changes amounted to a loss of $7.0 million (2024 – gain of $0.8 million).

Fair values of derivative warrant liabilities were calculated using the Black-Scholes Option Pricing Model with the following assumptions:

	November 30, 2025	August 31, 2025
Share price	$0.74	$0.37
Risk-free interest rate	3.56% - 3.89%	3.70% - 4.01%
Dividend yield	0%	0%
Expected volatility	56% - 97%	42% - 44%
Remaining term (in years)	0.2 - 1.2	0.5 - 1.4

The fair value is classified as level 3 as expected volatilities is determined using adjusted historical volatilities and were therefore not an observable input.

12

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended November 30, 2025 and 2024

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

Sensitivity analysis

If expected volatility, the significant unobservable input, had been higher or lower by 10% and all other variables were held constant, net (loss) income and net assets for the three months ended November 30, 2025 would increase or decrease by:

	November 30, 2025
10% change in expected volatilities	Increase	Decrease
(Loss) income	$(495)	$457

12.	(Loss) earnings per share

	Three months ended November 30,
	2025	2024
Net (loss) income attributable to shareholders	$(4,168)	$981
Weighted average number of common shares for basic EPS(1)	294,905,664	291,668,469
Effect of dilutive stock options, warrants, RSUs and share awards	-	1,826,542
Weighted average number of common shares for EPS(1)	294,905,664	293,495,011

(1)	The weighted average number of common shares for basic and diluted EPS include the effect of 9.2 million gross number of vested, but unissued, common shares relating to common share awards and RSUs.

For the three months ended November 30, 2025 all outstanding options to purchase shares of common stock warrants and restricted share units were excluded from the respective computations of diluted loss per share, as the Company was in a loss position, and all potentially dilutive instruments were anti-dilutive and therefore not included in the calculation of diluted net loss per share.

For the three months ended November 30, 2025, the weighted average number of common shares for diluted EPS excluded 13.4 million stock options, 36.0 million warrants, 5.2 million restricted share units, and 0.2 million common share awards that were anti-dilutive (November 30, 2024 – 10.5 million stock options, and 36.2 million warrants respectively).

13.	Share Capital

The Company’s authorized capital stock includes an unlimited number of common shares having no par value and preferred shares issuable in series (issued - nil). The Company does not currently pay dividends, and entitlement will only arise upon declaration.

As at November 2025, there were 286,956,635 issued and outstanding shares (August 31, 2025 – 284,861,895).

13

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended November 30, 2025 and 2024

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

14.	Share-based payments reserve

	November 30, 2025	August 31, 2025
Balance at beginning of period	$8,778	$9,151
Share-based compensation expense	258	2,461
Transfer on exercise of options and other share-based awards	(619)	(2,834)
Balance at end of period	$8,417	$8,778

Omnibus Equity Incentive Plan

The Company adopted the Omnibus Equity Incentive Plan dated June 26, 2019 (the “Omnibus Plan”), which was approved by the shareholders on August 16, 2019. The Omnibus Plan was subsequently updated and approved by the shareholders on February 27, 2025.

The purposes of the Omnibus Plan are: (a) to advance the interests of the Company by enhancing the ability of the Company and its subsidiaries to attract, motivate and retain employees, officers, directors, and consultants, which either of directors or officers may be consultants or employees; (b) to reward such persons for their sustained contributions; and (c) to encourage such persons to take into account the long-term corporate performance of the Company.

The Omnibus Plan provides for the grant of options, restricted share units, deferred share units and performance share units (collectively, the “Omnibus Plan Awards”).

The Omnibus Plan provides for the grant of other share-based awards to participants (“Other Share-Based Awards”), which awards would include the grant of common shares. All Other Share-Based Awards will be granted by an agreement evidencing the Other Share-Based Awards granted under the Omnibus Plan. Subject to adjustments as provided for under the Omnibus Plan, the maximum number of shares issuable pursuant to Omnibus Plan Awards outstanding at any time under the Omnibus Plan shall not exceed 10% of the aggregate number of common shares outstanding from time to time on a non-diluted basis; provided that the acquisition of common shares by the Company for cancellation shall not constitute non-compliance with the Omnibus Plan for any Omnibus Plan Awards outstanding prior to such purchase of common shares for cancellation.

Share-based compensation expense for the three months ended November 30, 2025 totaled $0.3 million (2024: $0.2 million).

As of November 30, 2025, the Company had 8,933,899 (August 31, 2025 – 6,742,580) share awards available for issuance under the Omnibus Equity Incentive Plan.

14

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended November 30, 2025 and 2024

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

a)	Stock options

Canadian Dollar denominated stock options

	Number of stock options	Weighted average exercise price per share
Balance – August 31, 2025	4,424,000	CAD $0.41
Options exercised(1)	(1,437,500)	CAD $0.41
Balance – November 30, 2025	2,986,500	CAD $0.41

(1)	The weighted average share price at the time of the option exercise was C$0.91.

Options to purchase common shares carry exercise prices and terms to maturity as follows:

	Number of options			Remaining contractual
Exercise price	Outstanding	Exercisable	Expiry date	life (years)
C$0.40	1,359,000	1,359,000	October 11, 2026	0.9
C$0.43	1,527,500	1,527,500	September 29, 2026	0.8
C$0.35	100,000	100,000	January 2, 2027	1.1
C$0.41(1)	2,986,500	2,986,500		0.9(1)

(1)	Total represents weighted average.

US Dollar denominated stock options

	Number of stock options	Weighted average exercise price per share
Balance – August 31, 2025	10,500,000	$0.45
Options forfeited	(120,000)	$0.36
Balance – November 30, 2025	10,380,000	$0.38

Options to purchase common shares carry exercise prices and terms to maturity as follows:

	Number of options		Expiry	Remaining contractual
Exercise price	Outstanding	Exercisable	date	life (years)
USD $0.36	40,000	40,000	February 28, 2026	0.2
USD $0.50	5,500,000	4,400,000	August 17, 2027	1.7
USD $0.45	2,400,000	1,440,000	August 28, 2028	2.7
USD $0.36	2,440,000	520,000	December 24, 2029	4.1
USD $0.45(1)	10,380,000	6,400,000		2.5(1)

(1)	Total represents weighted average.

15

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended November 30, 2025 and 2024

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

For the three months ended November 30, 2025, share-based payment expenses related to stock options totaled $0.1 million (2024 – $0.1 million).

b)	Restricted Share Units:

The following table sets out activity with respect to outstanding RSUs:

Number of RSUs
Balance – August 31, 2025	5,407,926
Forfeited	(252,957)
Balance – November 30, 2025	5,154,969

For the three months ended November 30, 2025, share-based payment expenses related to RSUs totaled $0.1 million (2024 - $0.1 million).

15.	Warrants reserve

	Number of warrants	Weighted average exercise price per share	Weighted average remaining contractual life (years)
Balance – August 31, 2025	36,190,769	$0.62	0.9
Warrants exercised	(301,538)	$0.44
Balance – November 30, 2025	35,889,231	$0.62	0.7

As at November 30, 2025, the following warrants were outstanding:

	Number of Warrants	Exercise price		Expiry date
Private placement financing warrants - February 11, 2021	16,461,539	$0.80		February 11, 2026
Private placement financing broker warrants - February 11, 2021	1,152,307	$0.80		February 11, 2026
Private placement financing warrants - January 26, 2022	17,948,718	$0.44		January 26, 2027
Private placement financing placement agent warrants - January 26, 2022	326,667	$0.44		January 26, 2027
Balance – November 30, 2025	35,889,231	$0.62	(1)

(1)	Total represents weighted average.

16

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended November 30, 2025 and 2024

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

16.	Non-controlling interest

The changes to non-controlling interest are as follows:

	November 30, 2025	August 31, 2025
Balance at beginning of period	$17,015	11,136
Non-controlling interest’s 45% share of Buckreef’s comprehensive income	3,672	5,879
Balance at end of period	$20,687	17,015

Summarized financial information for Buckreef is disclosed below:

	Three months ended November 30,
Income Statement	2025	2024
Revenue	$25,117	$12,528
Depreciation	1,109	906
Accretion expense	211	188
Income tax expense	5,028	1,693
Comprehensive income for the period	8,159	2,568

Statement of Financial Position	November 30, 2025	August 31, 2025
Current assets	$30,737	$21,223
Non-current assets	91,547	89,368
Current liabilities	(23,126)	(21,398)
Non-current liabilities	(21,934)	(18,428)
Advances from parent, net	(24,941)	(26,567)

	Three months ended November 30,
Statement of Cash Flows	2025	2024
Cash provided by operating activities	$5,843	$3,572
Cash used in investing activities	(4,125)	(3,675)
Cash used in financing activities	(886)	(1,090)

17

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended November 30, 2025 and 2024

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

17.	Related party transactions

The Company’s key management personnel consist of its Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Senior Vice President, Tanzania and directors of the Company. Related parties include the key management personnel, extended relatives and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

Remuneration of key management personnel of the Company was as follows:

	Three months ended November 30,
Key management personnel	2025	2024
Remuneration	$451	$366
Share-based compensation expense	166	93
Total key management personnel	$617	$459

During the three months ended November 30, 2025, $0.1 million for stock options granted to key management personnel was expensed (2024 - $0.1 million) and $0.1 million for RSUs granted to directors and key management personnel was expensed (2024 - $nil).

During the three months ended November 30, 2025, $nil related to common share awards granted to directors and key management personnel pursuant to their employment contracts was expensed (2024 - $nil).

As of November 30, 2025, 6.4 million common shares vested from share-based compensation have yet to be issued.

During the three months ended November 30, 2025, Buckreef recognized expenses of $0.1 million (2024: $0.1 million) related to loans provided by its parent.

18.	General and administrative expenses

	Three months ended November 30,
	2025	2024
Directors’ fees (Note 17)	$91	$64
Insurance	52	61
Office and general	48	60
Shareholder information	219	151
Professional fees	246	169
Salaries and benefits (Note 17)	548	477
Consulting	176	215
Share-based compensation expense (Notes 14 and 17)	236	156
Travel and accommodation	56	52
Depreciation	14	15
Other	5	5
Total general and administrative expenses	$1,691	$1,425

18

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended November 30, 2025 and 2024

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

19.	Interest and other expenses

	Three months ended November 30,
	2025	2024
Accretion of provision for reclamation (Note 23)	$35	$35
Accretion of lease liabilities (Notes 10 and 23)	88	70
Accretion of deferred revenue (Notes 9 and 23)	59	84
Interest on borrowings	21	-
Financing costs expensed	67	-
Other	64	132
Total interest and other expenses	$334	$321

20.	Financial instruments

Fair value of financial instruments

The following table sets out the classification of the Company’s financial instruments as at November 30, 2025 and August 31, 2025:

	November 30, 2025	August 31, 2025
Financial Assets
Measured at amortized cost
Amounts receivable	$7,736	$3,818
Measured at fair value through profit or loss
Cash	9,162	7,770

	November 30, 2025	August 31, 2025
Financial Liabilities
Measured at amortized cost
Amounts payables and accrued liabilities	15,194	18,164
Borrowings	1,329	-
Measured at fair value through profit or loss
Derivative financial instrument liabilities	8,011	1,011

Cash and derivative warrant liabilities are classified as measured at fair value through profit and loss. Amounts receivable, amounts payable, and borrowings are classified as measured at amortized cost. The carrying value of the Company’s amounts receivable, amounts payable, and borrowings approximate their fair value due to the relatively short- term nature of these instruments.

Fair value estimates are made at a specific point in time based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

19

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended November 30, 2025 and 2024

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

The Company classifies its financial instruments carried at fair value according to a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. The three levels of fair value hierarchy, giving the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs, are as follows:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for assets and liabilities, either directly or indirectly; and
•	Level 3 – Inputs for assets or liabilities that are not based on observable market data.

As at November 30, 2025 and August 31, 2025, cash was classified as Level 1 and derivative financial instruments (Note 11) were classified as Level 3 under the fair value hierarchy.

21.	Segmented information

Operating segments

The Company’s Chief Operating Decision Maker, its Chief Executive Officer, reviews the operating results, assesses the performance and makes capital allocation decisions of the Company viewed as a single operating segment engaged in mineral exploration and development in Tanzania. All amounts disclosed in the consolidated financial statements represent this single reporting segment. The Company’s corporate division only earns interest revenue that is considered incidental to the activities of the Company and does not meet the definition of an operating segment as defined in IFRS 8, Operating Segments.

Geographic segments

The Company is in the business of mineral exploration and production in Tanzania. Information regarding the Company’s geographic locations are as follows:

	Three months ended November 30,
Revenue	2025	2024
Tanzania	$25,117	$12,528
Total revenue	$25,117	$12,528

During the three months ended November 30, 2025, the Company recognized 10% or more of total revenue from two customers (2024 – one) who contributed $19.5 million (2024 – $11.6 million) and $5.6 million (2024 – $nil).

Non-current assets	November 30, 2025	August 31, 2025
Canada	$115	$12
Tanzania	93,556	91,397
Total non-current assets	$93,671	$91,409

20

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended November 30, 2025 and 2024

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

22.	Commitments and contingencies

Commitments:

In order to maintain its existing mining and exploration licenses, the Company is required to pay annual license fees. As at November 30, 2025 and August 31, 2025, these licenses remained in good standing and the Company is up to date on its license payments.

Contingencies:

The Company is involved in litigation and disputes arising in the normal course of operations. Management is of the opinion that the outcome of any potential litigation will not have a material adverse impact on the Company’s financial position or results of operations. Accordingly, no provisions for the settlement of outstanding litigation and potential claims have been accrued as at November 30, 2025 and August 31, 2025.

23.	Non-cash items

	Three months ended November 30,
	2025	2024
Depreciation	$1,123	$921
Change in fair value of derivative financial instruments (Note 11)	7,000	(819)
Share-based compensation expense (Note 14)	258	189
Accretion of provision for reclamation (Note 19)	35	36
Deferred income tax expense (Note 8)	1,904	1,291
Accretion of lease liabilities (Notes 10 and 19)	88	70
Deferred revenue (Note 9)	664	(415)
Accretion of deferred revenue (Notes 9 and 19)	59	84
Foreign exchange losses	731	190
Financing costs expensed	1	-
Total non-cash items	$11,863	$1,547

For the three months ended November 30, 2025, a decrease in amounts payable and accrued liabilities of $0.1 million (2024 – increase of $0.1 million) was related to purchase of mineral property, plant and equipment.

24.	Borrowings

During the first quarter 2026, the secured debt facility with Stanbic Bank Tanzania Limited (“Stanbic Facility”) , which consists of $5.0 million overdraft facility ( Overdraft Facility”) to support working capital requirements and $4.0 million vehicle and asset financing facility (“VAF facility”) for purchase of machinery, equipment and vehicles for expansion of the processing plant was amended by reducing the $5.0 million overdraft facility to $4.0 million and increase $4.0 million VAF facility to $5.0 million.

The Overdraft Facility bears interest on any outstanding drawings at the United States Federal Funds Target Rate Midpoint plus a margin within a range of 4.10% to 4.13% with a floor rate of 9.5%, payable on a monthly basis. The Overdraft Facility is repayable on demand with a maximum tenor of twelve months.

21

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended November 30, 2025 and 2024

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

The VAF Facility bears interest on any outstanding drawings at the three-month Secured Overnight Financing Rate (“SOFR”) plus a margin within a range of 4.10% to 4.9% with a floor rate of 9.5%, payable on a monthly basis. Principal repayments on the VAF Facility is generally repayable equally over 36 months from the date of drawdown.

As of November 30, 2025, $1.3 million of the VAF facility was drawn. The VAF facility is secured by the underlying asset.

22